ArcelorMittal

Condensed Consolidated Financial Statements as of and for the six months ended June 30, 2013

ARCELORMITTAL AND SUBSIDIARIES

Condensed Consolidated Statements of Financial Position

(in millions of U.S. dollars, except share and per share data)

(unaudited)

	December 31, 2012	June 30, 2013
ASSETS
Current assets:
Cash and cash equivalents	4,402	6,751
Restricted cash	138	167
Trade accounts receivable and other (including 385 and 499 from related parties at December 31, 2012 and June 30, 2013, respectively)	5,085	5,866
Inventories (note 5)	19,003	18,067
Prepaid expenses and other current assets	3,154	3,862
Total current assets	31,782	34,713

Non-current assets:
Goodwill and intangible assets	9,581	9,123
Biological assets	174	149
Property, plant and equipment (note 4)	53,815	51,431
Investments in associates and joint ventures (note 8)	7,181	6,913
Other investments	1,020	895
Deferred tax assets	8,221	8,134
Other assets	2,224	1,275
Total non-current assets	82,216	77,920
Total assets	113,998	112,633

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt (note 9)	4,348	4,140
Trade accounts payable and other (including 156 and 183 to related parties at December 31, 2012 and June 30, 2013, respectively)	11,407	12,499
Short-term provisions (note 11)	1,194	1,199
Accrued expenses and other liabilities	6,728	6,889
Income tax liabilities	160	155
Total current liabilities	23,837	24,882

Non-current liabilities:
Long-term debt, net of current portion (note 9)	21,965	18,943
Deferred tax liabilities	2,958	2,690
Deferred employee benefits	11,628	11,449
Long-term provisions (note 11)	1,864	1,872
Other long-term obligations	1,280	1,134
Total non-current liabilities	39,695	36,088
Total liabilities	63,532	60,970

Equity (note 6):
Equity attributable to the equity holders of the parent	47,016	48,263
Non-controlling interests	3,450	3,400
Total equity	50,466	51,663
Total liabilities and equity	113,998	112,633

The accompanying notes are an integral part of these condensed consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Condensed Consolidated Statements of Operations

(in millions of U.S. dollars, except share and per share data)

(unaudited)

	Six months ended June 30,
	2012	2013
Sales (including 2,783 and 2,417 of sales to related parties for 2012 and 2013, respectively)	45,181	39,949
Cost of sales (including depreciation and impairment of 2,369 and 2,336 and purchases from related parties of 869 and 635 for 2012 and 2013, respectively)	41,527	37,708
Gross margin	3,654	2,241
Selling, general and administrative expenses	1,643	1,485
Operating income	2,011	756
Income (loss) from investments in associates and joint ventures	103	(42)
Financing costs - net	(1,401)	(1,634)
Income (loss) before taxes	713	(920)
Income tax benefit (expense) (note 7)	394	(196)
Net income (loss) (including non-controlling interests)	1,107	(1,116)

Net income (loss) attributable to:
Equity holders of the parent	1,108	(1,125)
Non-controlling interests	(1)	9
Net income (loss) (including non-controlling interests)	1,107	(1,116)

Earnings (loss) per common share (in U.S. dollars):
Basic	0.72	(0.65)
Diluted	0.66	(0.65)

Weighted average common shares outstanding (in millions):
Basic	1,549	1,769
Diluted	1,611	1,770

The accompanying notes are an integral part of these condensed consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Condensed Consolidated Statements of Other Comprehensive Income

(in millions of U.S. dollars, except share and per share data)

(unaudited)

	Six months ended June 30,
	2012		2013
Net income (loss) (including non-controlling interests)		1,107		(1,116)

Items that can be recycled to the condensed consolidated statements of operations
Available-for-sale investments:
Loss arising during the period	(226)		(114)
Reclassification adjustments for gain included in the condensed consolidated statements of operations	(842)		-
	(1,068)		(114)
Derivative financial instruments:
Gain arising during the period	43		39
Reclassification adjustments for gain included in the condensed consolidated statements of operations	(418)		(132)
	(375)		(93)
Exchange differences arising on translation of foreign operations:
Loss arising during the period	(1,093)		(1,501)
Reclassification adjustments for gain included in the condensed consolidated statements of operations	-		(10)
	(1,093)		(1,511)

Share of other comprehensive income (loss) related to associates and joint ventures:
Gain (loss) arising during the period	31		(171)
Reclassification adjustments for loss included in the condensed consolidated statements of operations	422		-
	453		(171)

Income tax benefit related to components of other comprehensive income that can be recycled to the condensed consolidated statements of operations	66		82

Total other comprehensive loss	(2,017)		(1,807)

Total other comprehensive loss attributable to:
Equity holders of the parent	(1,942)		(1,598)
Non-controlling interests	(75)		(209)

		(2,017)		(1,807)
Total comprehensive loss		(910)		(2,923)
Total comprehensive loss attributable to:
Equity holders of the parent		(834)		(2,723)
Non-controlling interests		(76)		(200)
Total comprehensive loss		(910)		(2,923)

The accompanying notes are an integral part of these condensed consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Condensed Consolidated Statements of Changes in Equity

(in millions of U.S. dollars, except share and per share data)

(unaudited)

								Reserves
								Items that can be recycled to the condensed consolidated statements of operations			Items that cannot be recycled to the condensed consolidated statements of operations
			Share capital	Treasury shares	Other equity instruments	Additional paid-in capital	Retained earnings	Foreign currency translation adjustments	Unrealized gains (losses) on derivative financial instruments	Unrealized gains (losses) on available-for-Sale securities	Recognized actuarial losses	Equity attributable to the equity holders of the parent	Non-controlling interests	Total equity

		Shares[1,2]
	Balance at December 31, 2011	1,549	9,403	(419)	-	19,056	30,710	(2,880)	235	764	(4,127)	52,742	3,762	56,504
	Net income (including non-controlling interests)	-	-	-	-	-	1,108	-	-	-	-	1,108	(1)	1,107
	Other comprehensive loss	-	-	-	-	-	-	(651)	(223)	(1,068)	-	(1,942)	(75)	(2,017)
	Total comprehensive income (loss)	-	-	-	-	-	1,108	(651)	(223)	(1,068)	-	(834)	(76)	(910)
	Recognition of share based payments	-	-	5	-	16	-	-	-	-	-	21	-	21
	Dividend (0.75 per share)	-	-	-	-	-	(1,162)	-	-	-	-	(1,162)	-	(1,162)
	Acquisition of non-controlling interests	-	-	-	-	-	(17)	-	-	-	-	(17)	8	(9)
	Other movements	-	-	-	-	-	-	-	-	-	-	-	4	4
	Balance at June 30, 2012	1.549	9,403	(414)	-	19,072	30,639	(3,531)	12	(304)	(4,127)	50,750	3,698	54,448

	Balance at December 31, 2012	1,549	9,403	(414)	650	19,082	26,186	(2,244)	(214)	(173)	(5,260)	47,016	3,450	50,466
	Net loss (including non-controlling interests)	-	-	-	-	-	(1,125)	-	-	-	-	(1,125)	9	(1,116)
	Other comprehensive loss	-	-	-	-	-	-	(1,393)	(80)	(125)	-	(1,598)	(209)	(1,807)
	Total comprehensive loss	-	-	-	-	-	(1,125)	(1,393)	(80)	(125)	-	(2,723)	(200)	(2,923)
	Offering of common shares	105	608	-	-	1,148	-	-	-	-	-	1,756	-	1,756
	Mandatorily convertible notes	-	-	-	1,838	-	-	-	-	-	-	1,838	-	1,838
	Disposal of 15% interest in ArcelorMittal Mines Canada	-	-	-	-	-	726	-	-	-	-	726	374	1,100
	Dilution in Baffinland	-	-	-	-	-	-	-	-	-	-	-	(208)	(208)
	Recognition of share based payments	-	-	-	-	9	-	-	-	-	-	9	-	9
	Dividend (0.20 per share)	-	-	-	-	-	(332)	-	-	-	-	(332)	(9)	(341)
	Coupon on subordinated perpetual capital securities	-	-	-	-	-	(28)	-	-	-	-	(28)	-	(28)
	Other movements	-	-	-	-	-	1	-	-	-	-	1	(7)	(6)
	Balance at June 30, 2013	1,654	10,011	(414)	2,488	20,239	25,428	(3,637)	(294)	(298)	(5,260)	48,263	3,400	51,663

1	Excludes treasury shares
2	In millions of shares

The accompanying notes are an integral part of these condensed consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

(in millions of U.S. dollars, except share and per share data)

(unaudited)

	Six months ended June 30,
	2012	2013
Operating activities:
Net income (loss) (including non-controlling interests)	1,107	(1,116)

Adjustments to reconcile net income (loss) to net cash provided by operations and payments:
Depreciation and impairment	2,369	2,336
Interest expense	993	1,000
Interest income	(76)	(51)
Undistributed (profits) losses of associates	(77)	51
Provision for pensions and OPEB	348	339
Net realizable value and onerous supply contract	(203)	25
Recycling of deferred gain on raw material hedges	(426)	(133)
Net gain on disposal of subsidiary	(339)	(23)
Curtailment of long term employee benefits	(285)	(21)
Unrealized foreign exchange effects, provisions and other non-cash operating expenses (net)	(267)	509

Changes in operating assets and liabilities, net of effects from acquisitions:
Trade accounts receivable	(743)	(982)
Inventories	2,013	442
Trade accounts payable	(177)	1,263
Interest paid	(1,004)	(1,075)
Interest received	86	38
Cash contributions to plan assets and benefits paid for pensions and OPEB	(439)	(334)
VAT and other amounts from public authorities	302	233
Other working capital and provision movements	(402)	(444)
Net cash provided by operating activities	2,780	2,057

Investing activities:
Purchase of property, plant and equipment and intangibles	(2,371)	(1,636)
Disposal of subsidiaries	684	139
Other investing activities (net)	(108)	(23)
Net cash used in investing activities	(1,795)	(1,520)

Financing activities:
Proceeds from short-term and long-term debt	5,082	874
Payments of short-term and long-term debt	(4,765)	(3,942)
Proceeds from mandatorily convertible notes	-	2,222
Common stock offering	-	1,756
Dividends paid	(588)	(37)
(Acquisition) disposal of non-controlling interests	(10)	1,100
Other financing activities (net)	(58)	(76)
Net cash (used in) provided by financing activities	(339)	1,897

Net increase in cash and cash equivalents	646	2,434
Effect of exchange rate changes on cash	(79)	(85)

Cash and cash equivalents:
At the beginning of the period	3,824	4,402
At the end of the period	4,391	6,751

The accompanying notes are an integral part of these condensed consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements for the six months ended June 30, 2013

(in millions of U.S. dollars)

(unaudited)

NOTE 1 – BASIS OF PRESENTATION AND ACCOUNTING POLICIES

Preparation of the condensed consolidated financial statements

The condensed consolidated financial statements of ArcelorMittal and Subsidiaries (“ArcelorMittal” or the “Company”) as of December 31, 2012 and June 30, 2013 as well as for the six months ended June 30, 2012 and 2013 (the “Interim Financial Statements”) have been prepared in accordance with International Accounting Standard (“IAS”) No. 34, “Interim Financial Reporting”. They should be read in conjunction with the annual consolidated financial statements and the notes thereto in the Company’s Annual Report for the year ended December 31, 2012 which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Interim Financial Statements are unaudited.

Accounting policies

The Interim Financial Statements have been prepared on a historical cost basis, except for available for sale financial assets, derivative financial instruments and biological assets, which are measured at fair value less cost to sell, and inventories, which are measured at the lower of net realizable value or cost. Unless specifically described herein, the accounting policies used to prepare the Interim Financial Statements are the policies described in note 2 of the consolidated financial statements for the year ended December 31, 2012.

On January 1, 2013, the Company adopted IFRS 10 “Consolidated Financial Statements”, IFRS 11 “Joint Arrangements”, IFRS 12 “Disclosure of Interests in Other Entities”, IFRS 13 “Fair Value Measurement”, the amendments to IAS 27 “Separate Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures” as issued by the IASB on May 13, 2011, all effective for annual periods beginning on or after January 1, 2013. On January 1, 2013, the Company also adopted IFRIC 20, “Stripping Costs in the Production Phase of a Surface Mine”, as issued by the IASB on October 19, 2011 and the amendments to IFRS 7 “Financial Instruments: Disclosures”,  both effective for annual periods beginning on or after January 1, 2013. In addition, ArcelorMittal adopted the amendments to IAS 1 “Presentation of Financial Statements”, effective for annual periods beginning on or after July 1, 2012 and to IAS 19 “Employee Benefits”, effective for annual periods beginning on or after January 1, 2013, both issued by the IASB on June 16, 2011.

•      IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. It replaces the consolidation requirements in SIC-12 Consolidation – Special Purpose Entities and IAS 27 “Consolidated and Separate Financial Statements”.

•      IFRS 11 provides a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form. The standard addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities. It replaces IAS 31 “Interests in Joint Ventures”.

•      IFRS 12 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities.

•      IFRS 13 defines fair value, sets out in a single IFRS, a framework for measuring fair value and requires disclosures about fair value measurements. It applies when other IFRSs require or permit fair value measurements.

•      Amendments to IAS 27 were made in connection with the previous new issued standards and reduced the scope of IAS 27 which now only deals with the requirements for separate financial statements. Requirements for consolidated financial statements are now contained in IFRS 10. These amendments require that when an entity prepares separate financial statements, investments in subsidiaries, associates, and jointly controlled entities are accounted for either at cost, or in accordance with IFRS 9 Financial Instruments.

•      The new IAS 28 amended standard supersedes IAS 28 “Investments in Associates” and prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. These amendments define 'significant influence' and provide guidance on how the equity method of accounting is to be applied (including exemptions from applying the equity method in some cases). It also prescribes how investments in associates and joint ventures should be tested for impairment.

•      Amendments to IAS 1 changes the disclosures of items presented in other comprehensive income in the statements of comprehensive income.

•      Amendment to IFRS 7 “Financial Instruments: Disclosures” include new disclosures requirements regarding the offsetting of financial assets and financial liabilities.

 •     Amendment to IAS 19 makes significant changes to the recognition and measurement of defined benefit pension expense and termination benefits, and to the disclosures for all employee benefits.

•      IFRIC 20 clarifies the requirements for accounting for stripping costs associated with waste removal in surface mining, including when production stripping costs should be recognized as an asset, how the asset is initially recognized, and subsequent measurement. The Interpretation requires stripping activity costs which provide improved access to ore to be capitalized as a non-current 'stripping activity asset' when certain criteria are met. The stripping activity asset is depreciated or amortized on a systematic basis over the expected useful life of the identified component of the ore body that becomes more accessible as a result of the stripping activity, using the units of production method unless another method is more appropriate.

On January 1, 2013, the Company also adopted various amendments to the following standards published by the IASB on May 17, 2012 in the framework of Annual Improvements 2009-2011 as part of its annual improvements process:

•         IAS 1 “Presentation of Financial Statements”, provides clarification of the requirements for comparative information

•         IAS 16 “Property, Plant & Equipment”, provides additional guidance on the classification of servicing equipment

•         IAS 32 “Financial Instruments: Presentation”, clarifies the accounting for the tax effect of a distribution to holders of equity instruments in accordance with IAS 12 “Income Taxes”

•         IAS 34 “Interim Financial Reporting”, clarifies interim reporting of segment information for total assets in order to enhance consistency with the requirements in IFRS 8 “Operating Segments”

•         IFRS 1 “First-time adoption of International Financial Reporting Standards”

In addition, the Company adopted on January 1, 2013 the amendments to IFRS 10, IFRS 11 and IFRS 12 published by the IASB on June 28, 2012. The amendments provide additional transition relief, limiting the requirement to provide adjusted comparative information to only the preceding comparative period. Furthermore, for disclosures related to unconsolidated structured entities, the amendments remove the requirement to present comparative information for periods before IFRS 12 is first applied. The effective date of the amendments is annual periods beginning on or after January 1, 2013, which is aligned with the effective date of IFRS 10, 11 and 12. The Company applied transition relief as described above with respect to the adoption of IFRS 12.

All standards, amendments and interpretations adopted by the Company are applicable retrospectively, except for IFRS 13 which is applicable prospectively.

The adoption of the amendments to IAS 19 significantly impacted the financial statements of the Company. In connection with the adoption of IFRS 11 and the amendments to IAS 19, note 16 presents the transition from the statements of operations, the statements of other comprehensive income, the statements of changes in net equity and  the statements of cash flows  as reported to the recast statements for the six months ended June 30, 2012. The adoption of the other new standards, amendments and interpretation did not have any material impact on the Company’s financial statements.

The preparation of financial statements in conformity with IFRS recognition and measurement principles requires the use of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Management reviews its estimates on an ongoing basis using currently available information. Changes in facts and circumstances may result in revised estimates, and actual results could differ from those estimates.

NOTE 2 – JOINT OPERATIONS

On January 11, 2013, ArcelorMittal acquired the control of the joint operation DJ Galvanizing, a hot dip galvanizing line located in Canada, through  the acquisition of the 50% interest held by the other joint operator. The total consideration paid was 57. The Company recognized in cost of sales a gain of 47 relating to the fair valuation of the previously held 50% interest. DJ Galvanizing is part of the Flat Carbon Americas reportable segment.

On February 20, 2013, Nunavut Iron Ore Inc. (“Nunavut Iron Ore”) increased its shareholding in Baffinland Iron Mines Corp. (“Baffinland”) from 30% to 50% following a joint operation agreement signed with ArcelorMittal. Baffinland, which is part of the Mining reportable segment, owns the Mary River project, which has direct shipped, high grade iron ore assets on Baffin Island in Nunavut (Canada). In consideration, Nunavut Iron Ore correspondingly increased its share of funding for development of Baffinland’s Mary River iron ore project. ArcelorMittal retained a 50% interest in the project as well as operator and marketing rights. As a result of the joint operating agreement, ArcelorMittal has derecognized the assets (including a portion of the goodwill allocated to the Mining segment for 91), liabilities and non-controlling interests for 508. The Company recognized 139 for the cash consideration received (50% of the total consideration of 278) and its 50% interest in the fair value of Baffinland’s assets and liabilities for 392. The resulting difference was a gain of 23 recorded in cost of sales and was computed as follows:

Net assets acquired	392
Cash consideration received	139
Net assets disposed of	(508)
Gain on disposal	23

NOTE 3 – TRANSACTIONS WITH NON-CONTROLLING INTERESTS

Pursuant to an agreement dated December 31, 2012, ArcelorMittal Mines Canada Inc. (“AMMC”), a wholly owned subsidiary of ArcelorMittal, and a consortium led by POSCO and China Steel Corporation (“CSC”) created joint venture partnerships to hold ArcelorMittal’s Labrador Trough iron ore mining and infrastructure assets. On March 15, 2013 and May 30, 2013, the consortium, which also includes certain financial investors, completed the acquisition of a 15% interest in the joint ventures for total consideration of 1,100 in cash settled in two installments of 810 and 290 for an 11.05% interest and a 3.95% interest, respectively. As part of the transaction, POSCO and CSC entered into long-term iron ore off-take agreements proportionate to their joint venture interests.  Upon completion of the sale, the Company recognized non-controlling interests for 374 and an increase of 726 directly in equity.

NOTE 4 – PROPERTY, PLANT AND EQUIPMENT

                Impairment charges for the six months ended June 30, 2013 amounted to 39 and were primarily related to the closure of the organic coating and tin plate lines in Florange site in France which is part of the Flat Carbon Europe reportable segment. Impairment charges for the six months ended June 30, 2012 amounted to 69 and were primarily related to the extended idling of the electric arc furnace and continuous caster at Schifflange site in Luxembourg which is part of the Long Carbon Americas and Europe reportable segment.

NOTE 5 – INVENTORIES

                Inventory, net of the allowance for slow-moving inventory, excess of cost over net realizable value and obsolescence as of December 31, 2012 and June 30, 2013, respectively, is comprised of the following:

	December 31, 2012	June 30, 2013
Finished products	6,345	6,063
Production in process	4,096	3,928
Raw materials	6,668	6,223
Manufacturing supplies, spare parts and other	1,894	1,853
Total	19,003	18,067

The amount of write-downs of inventories to net realizable value recognized as an expense was 575 and 447 during the six months ended June 30, 2012 and 2013, respectively.

NOTE 6 – EQUITY

Share capital

Following the completion of an offering of ordinary shares on January 14, 2013, ArcelorMittal increased share capital by €455 (608) from €6,428 (9,403) to €6,883 (10,011) through the issuance of 104,477,612 new shares fully paid up. The aggregate number of shares issued and fully paid up increased to 1,665,392,222. The ordinary shares do not have a nominal value.

Authorized share capital

At the Extraordinary General Meeting held on May 8, 2013, the shareholders approved an increase of the authorized share capital of ArcelorMittal by €524 million represented by 223 million shares, or approximately 8% of ArcelorMittal’s outstanding capital. Following this approval, which is valid for five years, the total authorized share capital was €8.2 billion represented by 1,996 million shares without nominal value.

Treasury shares

ArcelorMittal held, indirectly and directly, approximately 11.8 million and 11.8 million treasury shares as of December 31, 2012 and June 30, 2013, respectively.

Dividends

On May 8, 2013 at the Annual General Shareholders’ meeting, the shareholders approved the Board of Directors’ recommendation to reduce the Company’s dividend to $0.20 per share for the full year of 2013. The full year dividend paid in 2012 amounted to 1,162.

The dividend for the full year of 2013 amounted to 332 and was paid on July 15, 2013. For the six months ended June 30, 2012, dividend payments of 294 and 294 ($0.1875 per share per quarter) were made on March 13, 2012 and June 14, 2012, respectively.

Mandatorily convertible notes

On January 16, 2013, ArcelorMittal issued mandatorily convertible subordinated notes (“MCNs”) with net proceeds of 2,222. The notes have a maturity of 3 years, are issued at 100% of the principal amount and are mandatorily converted into ordinary shares of ArcelorMittal at maturity unless converted earlier at the option of the holders or ArcelorMittal or upon specified events in accordance with the terms of the MCNs. The notes pay a coupon of 6.00% per annum, payable quarterly in arrears. The initial minimum conversion price of the MCNs was equal to $16.75, corresponding to the placement price of shares in the concurrent ordinary shares offering as described above, and the initial maximum conversion price was set at approximately 125% of the minimum conversion price (corresponding to $20.94), subject to adjustment upon the occurrence of certain events. The Company determined the notes met the definition of a compound financial instrument and as such determined the fair value of the financial liability component of the bond was 384 on the date of issuance and recognized it as other long-term obligation. The value of the equity component of 1,838 was determined based upon the difference of the cash proceeds received from the issuance of the bond and the fair value of the financial liability component on the date of issuance and is recognized in equity.

NOTE 7 – INCOME TAX

The tax expense for the period is based on an estimated annual effective rate, which requires management to make its best estimate of annual pre-tax income for the year. During the year, management regularly updates its estimates based on changes in various factors such as geographical mix of operating profit, prices, shipments, product mix, plant operating performance and cost estimates, including labor, raw materials, energy and pension and other postretirement benefits.

The income tax benefit (expense) was 394 and (196) for the six months ended June 30, 2012 and 2013, respectively. The increase in the income tax expense is primarily due to the increase in tax losses unrecognized as deferred tax assets for the six months ended June 30, 2013 as compared to the six months ended June 30, 2012.

NOTE 8 – INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

On February 6, 2013, the Company’s interest in the associate Hunan Valin Steel Tube and Wire Co. Ltd. (“Hunan Valin”) decreased from 30% to 25% following the sale of a 5% stake to Hunan Valin Iron & Steel Group Co, Ltd. (“Valin Group”). The resulting gain on disposal was recorded as income from investments in associates and joint ventures and amounted to 19 including the proportional reclassification of the accumulated positive foreign exchange translation difference from other comprehensive income to the statements of operations of 14. The total proceeds of 96 were reinvested into a capital increase and the acquisition of an additional 16% interest in Valin ArcelorMittal Automotive Steel (“VAMA”), a downstream automotive steel joint venture between ArcelorMittal and Valin Group in which the Company increased accordingly its stake from 33% to 49%.

On April 12, 2013, the Company reduced its stake in Coils Lamiere Nastri (CLN) S.p.a. from 35.00% to 24.55% through the exercise of put options. The cash consideration received was 57 and the gain on disposal recognized in income from investments in associates and joint ventures was 8, including a loss of 4 corresponding to the proportional reclassification of the accumulated negative foreign exchange translation reserve from other comprehensive income to the statements of operations.

NOTE 9 – SHORT-TERM AND LONG-TERM DEBT

Short-term debt, including the current portion of long-term debt, consisted of the following:

		December 31, 2012	June 30, 2013
	Short-term bank loans and other credit facilities including commercial paper*	732	880
	Current portion of long-term debt	3,516	3,193
	Lease obligations	100	67
	Total	4,348	4,140

*	The weighted average interest rate on short term borrowings outstanding were 5.0% and 3.8% as of December 31, 2012 and June 30, 2013, respectively.

Short-term bank loans and other credit facilities include short-term loans, overdrafts and commercial paper.

The Company’s long-term debt consisted of the following:

		Year of maturity	Type of interest	Interest rate[1]	December 31, 2012	June 30, 2013
	Corporate
	4.0 billion Revolving Credit Facility	2015	Floating		-	-
	6.0 billion Revolving Credit Facility	2016	Floating		-	-
	€1.5 billion Unsecured Bonds	2013	Fixed	8.25%	1,976	-
	1.2 billion Unsecured Notes	2013	Fixed	5.38%	1,205	-
	€1.25 billion Convertible Bonds	2014	Fixed	7.25%	1,505	1,545
	800 Convertible Senior Notes	2014	Fixed	5.00%	732	756
	€0.1 billion Unsecured Bonds	2014	Fixed	5.50%	132	131
	€0.5 billion Unsecured Bonds	2014	Fixed	4.63%	660	654
	750 Unsecured Notes	2015	Fixed	9.50%	745	746
	1.0 billion Unsecured Bonds	2015	Fixed	4.25%	993	995
	500 Unsecured Notes	2015	Fixed	4.25%	498	499
	500 Unsecured Notes	2016	Fixed	4.25%	497	498
	€1.0 billion Unsecured Bonds	2016	Fixed	10.63%	1,312	1,300
	€1.0 billion Unsecured Bonds	2017	Fixed	5.88%	1,309	1,298
	1.4 billion Unsecured Notes	2017	Fixed	5.00%	1,392	1,393
	1.5 billion Unsecured Notes	2018	Fixed	6.13%	1,500	1,532
	€0.5billion Unsecured Notes	2018	Fixed	5.75%	655	650
	1.5 billion Unsecured Notes	2019	Fixed	10.35%	1,466	1,469
	1.0 billion Unsecured Bonds	2020	Fixed	5.75%	984	985
	1.5 billion Unsecured Notes	2021	Fixed	6.00%	1,486	1,486
	1.1 billion Unsecured Notes	2022	Fixed	6.75%	1,088	1,088
	1.5 billion Unsecured Bonds	2039	Fixed	7.50%	1,464	1,465
	1.0 billion Unsecured Notes	2041	Fixed	7.25%	983	983
	Other loans	2013-2021	Fixed	2.60%-7.88%	448	309
	EBRD loans	2015	Floating	1.40%	58	33
	EIB loan	2016	Floating	1.44%	330	327
	ICO loan	2017	Floating	2.71%	83	73
	Other loans	2013-2035	Floating	0.16%-3.46%	249	244
	Total Corporate				23,750	20,459

	Americas
	600 Senior Unsecured Notes	2014	Fixed	6.50%	500	500
	Other loans	2013-2022	Fixed/ Floating	1.84%-15.08%	561	586
	Total Americas				1,061	1,086

	Europe, Asia & Africa
	Other loans	2013-2026	Fixed/ Floating	0.71%-10.57%	218	179
	Total Europe, Asia & Africa				218	179

	Total				25,029	21,724
	Less current portion of long-term debt				(3,516)	(3,193)

	Total long-term debt (excluding lease obligations)				21,513	18,531
	Lease obligations [2]				452	412
	Total long-term debt, net of current portion				21,965	18,943

1	Rates applicable to balances outstanding at June 30, 2013.
2	Net of current portion of 100 and 67 as of December 31, 2012 and June 30, 2013, respectively.

Corporate

4 billion Revolving Credit Facility

On May 6, 2010, ArcelorMittal entered into a $4 billion three-year Revolving Credit Facility for general corporate purposes. On September 30, 2011, the original maturity of the $4 billion Revolving Credit Facility was extended from May 6, 2013 to May 6, 2015. As of June 30, 2013, the facility remains fully available.

6 billion Revolving Credit Facility

On March 18, 2011, ArcelorMittal entered into a $6 billion revolving credit facility which may be utilized for general corporate purposes and which matures on March 18, 2016. As of June 30, 2013, the facility remains fully available.

Bonds

On June 26, 2013, ArcelorMittal completed a zero premium cash tender offer to purchase any and all of its 4.625% Euro- denominated notes due in November 2014.  ArcelorMittal accepted to purchase €139.5 million (184) principal amount of notes for a total aggregate purchase price (including accrued interest) of €150.1 million (198). Accordingly, this amount was reclassified to current portion of long-term debt as of June 30, 2013. Upon settlement for all of the notes accepted pursuant to the offer, which occurred on July 1, 2013, €360.5 million (472) principal amount of 4.625% Euro- denominated notes due in November 2014 remained outstanding.

On June 28, 2013, ArcelorMittal completed the early tender portion of a zero premium cash tender offer to purchase any and all of its 6.5% U.S. dollar denominated notes due in April 2014.  ArcelorMittal accepted to purchase 310.7 principal amount of notes for a total aggregate purchase price (including accrued interest) of 327.0. Accordingly, this amount was reclassified to current portion of long-term debt as of June 30, 2013. An additional 0.8 principal amount of notes for a total aggregate purchase price (including accrued interest) of 0.8 were accepted on the final settlement date of July 16, 2013. Accordingly, a total of 311.5 principal amount of notes were accepted for purchase, for a total aggregate purchase price (including accrued interest) of 327.8. Upon settlement for all of the notes accepted pursuant to the offer, 188.5 principal amount remained outstanding.

Other

Certain debt agreements of the Company or its subsidiaries contain certain restrictive covenants. Among other things, these covenants limit encumbrances on the assets of ArcelorMittal and its subsidiaries, the ability of ArcelorMittal’s subsidiaries to incur debt and ArcelorMittal’s ability to dispose of assets in certain circumstances. Certain of these agreements also require compliance with a financial covenant.

The Company’s principal credit facilities (4.0 billion Revolving Credit Facility, 6.0 billion Revolving Credit Facility) include the following financial covenant: the Company must ensure that the ratio of “Consolidated Total Net Borrowings” (consolidated total borrowings less consolidated cash and cash equivalents) to “Consolidated EBITDA” (the consolidated net pre-taxation profits of the Company for a Measurement Period, subject to certain adjustments as defined in the facilities) does not, at the end of each “Measurement Period” (each period of 12 months ending on the last day of a financial half-year or a financial year of the Company), exceed a 3.5 ratio.

The Company was in compliance with the financial covenants contained in the agreements related to all of its borrowings as of June 30, 2013.

NOTE 10 – FINANCIAL INSTRUMENTS

The Company enters into derivative financial instruments to manage its exposure to fluctuations in interest rates, exchange rates and the price of raw materials, energy and emission rights allowances arising from operating, financing and investment activities.

Fair values versus carrying amounts

The estimated fair values of certain financial instruments have been determined using available market information or other valuation methodologies that require judgment in interpreting market data and developing estimates. The following tables summarize assets and liabilities based on their categories.

	Carrying amount in statements of financial position	Non-financial assets and liabilities	Loan and receivables	Liabilities at amortized cost	Fair value recognized in profit or loss	Available-for-sale assets	Derivatives
ASSETS
Current assets:
Cash and cash equivalents	6,751	-	6,751	-	-	-	-
Restricted cash	167	-	167	-	-	-	-
Trade accounts receivable and other	5,866	-	5,866	-	-	-	-
Inventories	18,067	18,067	-	-	-	-	-
Prepaid expenses and other current assets	3,862	1,771	1,877	-	-	-	214
Total current assets	34,713	19,838	14,661	-	-	-	214

Non-current assets:
Goodwill and intangible assets	9,123	9,123	-	-	-	-	-
Biological assets	149	-	-	-	149	-	-
Property, plant and equipment	51,431	51,431	-	-	-	-	-
Investments in associates and joint ventures	6,913	6,913	-	-	-	-	-
Other investments	895	-	-	-	-	895	-
Deferred tax assets	8,134	8,134	-	-	-	-	-
Other assets	1,275	-	1,263	-	-	-	12
Total non-current assets	77,920	75,601	1,263	-	149	895	12
Total assets	112,633	95,439	15,924	-	149	895	226

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt	4,140	-	-	4,140	-	-	-
Trade accounts payable and other	12,499	-	-	12,499	-	-	-
Short-term provisions	1,199	-	-	1,199	-	-	-
Accrued expenses and other liabilities	6,889	-	-	6,581	-	-	308
Income tax liabilities	155	155	-	-	-	-	-
Total current liabilities	24,882	155	-	24,419	-	-	308

Non-current liabilities:
Long-term debt, net of current portion	18,943	-	-	18,943	-	-	-
Deferred tax liabilities	2,690	2,690	-	-	-	-	-
Deferred employee benefits	11,449	11,449	-	-	-	-	-
Long-term provisions	1,872	-	-	1,872	-	-	-
Other long-term obligations	1,134	-	-	1,114	-	-	20
Total non-current liabilities	36,088	14,139	-	21,929	-	-	20

Equity:
Equity attributable to the equity holders of the parent	48,263	48,263	-	-	-	-	-
Non-controlling interests	3,400	3,400	-	-	-	-	-
Total equity	51,663	51,663	-	-	-	-	-
Total liabilities and equity	112,633	65,957	-	46,348	-	-	328

The following tables summarize the bases used to measure certain assets and liabilities at their fair value. Assets and liabilities carried at fair value have been classified into three levels based upon a fair value hierarchy that reflects the significance of the inputs used in making the measurements.

The levels are as follows:

Level 1: Quoted prices in active markets for identical assets or liabilities;

Level 2: Significant inputs other than within Level 1 that are observable for the asset or liability, either directly (i.e.: as prices) or indirectly (i.e.: derived from prices);

Level 3: Inputs for the assets or liabilities that are not based on observable market data and require management assumptions or inputs from unobservable markets.

As of December 31, 2012
	Level 1	Level 2	Level 3	Total
Assets at fair value:
Available-for-sale financial assets	807	-	-	807
Derivative financial current assets	-	286	-	286
Derivative financial non current assets	-	17	37	54
Total assets at fair value	807	303	37	1,147

Liabilities at fair value
Derivative financial liabilities	-	333	25	358
Total liabilities at fair value	-	333	25	358

As of June 30, 2013
	Level 1	Level 2	Level 3	Total
Assets at fair value:
Available-for-sale financial assets	687	-	-	687
Derivative financial current assets	-	202	12	214
Derivative financial non current assets	-	12	-	12
Total assets at fair value	687	214	12	913

Liabilities at fair value
Derivative financial liabilities	-	317	11	328
Total liabilities at fair value	-	317	11	328

Available-for-sale financial assets classified as Level 1 refer to listed securities quoted in active markets. The total fair value is either the price of the most recent trade at the time of the market close or the official close price as defined by the exchange on which the asset is most actively traded on the last trading day of the period, multiplied by the number of units held without consideration of transaction costs. The decrease in the available-for-sale financial assets is related to the Erdemir shares. Please refer to note 12 of ArcelorMittal’s consolidated financial statements for the year ended December 31, 2012 for additional information.

Derivative financial assets and liabilities classified as Level 2 refer to instruments to hedge fluctuations in interest rates, foreign exchange rates, raw materials (base metal), freight, energy and emission rights. The total fair value is based on the price a dealer would pay or receive for the security or similar securities, adjusted for any terms specific to that asset or liability. Market inputs are obtained from well-established and recognized vendors of market data and the fair value is calculated using standard industry models based on significant observable market inputs such as foreign exchange rates, commodity prices, swap rates and interest rates.

Derivative financial liabilities classified as Level 3 refer to the conversion option in the €1.25 billion convertible bonds. Derivative financial assets classified as Level 3 refer to the euro-denominated call option on treasury shares and the call option on the 1,000 mandatory convertible bonds.

The fair valuation of Level 3 derivative instruments is established at each reporting date in relation to which an analysis is performed in respect of changes in the fair value measurement since the last period. ArcelorMittal’s valuation policies for Level 3 derivatives are an integral part of its internal control procedures and have been reviewed and approved according to the

Company’s principles for establishing such procedures. In particular, such procedures address the accuracy and reliability of input data, the accuracy of the valuation model and the knowledge of the staff performing the valuations.

ArcelorMittal establishes the fair valuation of the euro-denominated call option on treasury shares, the call option on the 1,000 mandatory convertible bonds and the conversion option with respect to the €1.25 billion convertible bonds through the use of binomial valuation models.

Regarding the use of unobservable inputs for the fair value measurement of Level 3 derivatives, the Company applies historical share prices for calculating option volatility and assumptions taken may have a potentially significant impact on fair value measurement.

Changes in fair value are recognized in financing costs-net.

The following table summarizes the reconciliation of the fair value of the conversion option classified as Level 3 with respect to the €1.25 billion convertible bonds, the euro-denominated call option on the Company’s own shares, the call option on the 1,000 mandatory convertible bonds as of December 31, 2012 and June 30, 2013, respectively:

	€1.25 billion convertible bond	Euro-denominated call option on Treasury shares	Call option on 1,000 mandatory convertible bonds	Total
Balance as of December 31, 2011	(180)	180	111	111
Change in fair value	136	(136)	(103)	(103)
Foreign exchange	1	(1)	-	-
Balance as of June 30, 2012	(43)	43	8	8

Balance as of December 31, 2012	(25)	25	12	12
Change in fair value	14	(14)	(11)	(11)
Balance as of June 30, 2013	(11)	11	1	1

Portfolio of Derivatives

The Company manages the counter-party risk associated with its instruments by centralizing its commitments and by applying procedures which specify, for each type of transaction and underlying, risk limits and/or the characteristics of the counter-party. The Company does not generally grant to or require from its counter-parties guarantees of the risks incurred. Allowing for exceptions, the Company’s counter-parties are part of its financial partners and the related market transactions are governed by framework agreements (mainly of the International Swaps and Derivatives Association agreements which allow netting only in case of counter-party default). Accordingly, derivative assets and derivative liabilities are not offset.

The portfolio associated with derivative financial instruments classified as Level 2 as of December 31, 2012 is as follows:

		Assets			Liabilities
		Notional Amount	Fair Value	Average Rate*	Notional Amount	Fair Value	Average Rate*
	Interest rate swaps - fixed rate borrowings/loans	517	13	4.55%	50	(2)	1.17%
	Other interest rate instruments	-	-		16	(1)
	Total interest rate instruments		13			(3)

	Foreign exchange rate instruments
	Forward purchase of contracts	524	21		1,056	(23)
	Forward sale of contracts	1,126	18		1,465	(21)
	Currency swaps purchases	287	-		357	(42)
	Exchange option purchases	786	3		3,627	(221)
	Exchange options sales	4,281	228		132	-
	Total foreign exchange rate instruments		270			(307)

	Raw materials (base metal), freight, energy, emission rights
	Term contracts sales	230	15		136	(8)
	Term contracts purchases	92	5		167	(15)
	Total raw materials (base metal), freight, energy, emission rights		20			(23)
	Total		303			(333)

*	The average rate is determined for fixed rate instruments on the basis of the U.S. dollar and foreign currency rates and for the variable rate instruments generally on the basis of Euribor or Libor.

The portfolio associated with derivative financial instruments classified as Level 2 as of June 30, 2013 is as follows:

		Assets			Liabilities
		Notional Amount	Fair Value	Average Rate*	Notional Amount	Fair Value	Average Rate*
	Interest rate swaps - fixed rate borrowings/loans	131	6	4.55%	526	(14)	6.31%
	Other interest rate instruments	-	-		23	(1)
	Total interest rate instruments		6			(15)

	Foreign exchange rate instruments
	Forward purchase of contracts	1,165	20		2,824	(16)
	Forward sale of contracts	1,557	17		291	(8)
	Currency swaps purchases	3,640	142		155	(2)
	Exchange option purchases	1,150	4		2,520	(133)
	Exchange options sales	643	4		643	(93)
	Total foreign exchange rate instruments		187			(252)

	Raw materials (base metal), freight, energy, emission rights
	Term contracts sales	343	17		63	(5)
	Term contracts purchases	116	4		635	(45)
	Total raw materials (base metal), freight, energy, emission rights		21			(50)
	Total		214			(317)

*	The average rate is determined for fixed rate instruments on the basis of the U.S. dollar and foreign currency rates and for the variable rate instruments generally on the basis of Euribor or Libor.

NOTE 11 – PROVISIONS

Provisions, as of December 31, 2012 and June 30, 2013, respectively, are comprised of the following:

	December 31, 2012	June 30, 2013
Environmental	863	810
Asset retirement obligations	549	539
Site restoration	93	120
Staff related obligations	166	180
Voluntary separation plans	161	165
Litigation and other	926	941
Tax claims	334	354
Other legal claims	292	287
Other unasserted claims	300	300
Commercial agreements and onerous contracts	92	100
Other	208	216
	3,058	3,071
Short-term provisions	1,194	1,199
Long-term provisions	1,864	1,872
	3,058	3,071

Provisions for the six months ended June 30, 2013 included an increase of 150 related to restructuring charges associated with asset optimization in the Flat Carbon Europe segment, primarily with respect to the long term idling of the liquid phase at the Florange site in France for 130.

NOTE 12 – SEGMENT AND GEOGRAPHIC INFORMATION

Reportable segments

ArcelorMittal reports its operations in six segments: Flat Carbon Americas, Flat Carbon Europe, Long Carbon Americas and Europe, AACIS, Distribution Solutions and Mining.

•         Flat Carbon Americas represents the flat facilities of the Company located on the American Continents (Canada, Brazil, Mexico, and USA). Flat Carbon Americas produces slabs, hot-rolled coil, cold-rolled coil, coated steel and plate. These products are sold primarily to customers in the following industries: distribution and processing, automotive, pipe and tubes, construction, packaging, and appliances;

•         Flat Carbon Europe is the largest flat steel producer in Europe, with operations that range from Spain in the west to Romania in the east, and covering the flat carbon steel product portfolio in all major countries and markets. Flat Carbon Europe produces hot-rolled coil, cold-rolled coil, coated products, tinplate, plate and slab. These products are sold primarily to customers in the automotive, general industry and packaging industries;

•         Long Carbon Americas and Europe operates in Europe and Americas. Production consists of sections, wire rod, rebar, billets, blooms and wire drawing, and tubular products;

•         AACIS produces a combination of flat and long products and tubular products. Its facilities are located in Asia, Africa and Commonwealth of Independent States;

•         Distribution Solutions is primarily an in-house trading and distribution arm of ArcelorMittal. It also provides value-added and customized steel solutions through further steel processing to meet specific customer requirements; and

•         Mining comprises all mines owned by ArcelorMittal in the Americas (Canada, USA, Mexico and Brazil), Asia (Kazakhstan and Russia), Europe (Ukraine and Bosnia & Herzegovina) and Africa (Algeria and Liberia). It supplies the Company and third party customers with iron ore and coal.

The following table summarizes certain financial data relating to ArcelorMittal’s operations in its different reportable segments:

		Flat Carbon Americas	Flat Carbon Europe	Long Carbon Americas and Europe	AACIS	Distribution Solutions	Mining	Others	Eliminations	Total
	Six months ended June 30, 2012
	Sales to external customers	10,163	12,217	10,017	3,860	7,781	959	184	-	45,181
	Intersegment sales*	466	2,725	1,444	1,604	942	1,941	6,968	(16,090)	-
	Operating income	861	(435)	465	(31)	321	768	(61)	123	2,011
	Depreciation	461	717	451	308	79	263	21	-	2,300
	Impairment	-	-	61	8	-	-	-	-	69
	Capital expenditures	380	486	371	212	48	853	30	(9)	2,371

	Six months ended June 30, 2013
	Sales to external customers	9,130	11,251	9,219	3,095	6,406	637	211	-	39,949
	Intersegment sales*	517	2,486	1,304	1,149	744	1,913	324	(8,437)	-
	Operating income	261	(257)	514	(150)	(28)	572	(101)	(55)	756
	Depreciation	475	717	460	265	66	293	21	-	2,297
	Impairment	-	24	-	15	-	-	-	-	39
	Capital expenditures	153	313	268	187	21	687	7	-	1,636

*	Transactions between segments are reported on the same basis of accounting as transactions with third parties except for certain mining products shipped internally and reported on a cost plus basis.

The reconciliation from operating income to net income is as follows:

	Six months ended June 30,
	2012	2013
Operating income	2,011	756
Income (loss) from investments in associates and joint ventures	103	(42)
Financing costs - net	(1,401)	(1,634)
Income (loss) before taxes	713	(920)
Income tax benefit (expense)	394	(196)
Net income (loss) (including non-controlling interests)	1,107	(1,116)

Geographical segmentation

Sales (by destination)

	Six months ended June 30,
	2012	2013
Americas
United States	9,112	7,646
Brazil	3,396	3,500
Canada	1,789	1,604
Argentina	570	608
Mexico	1,270	1,031
Others	951	1,011
Total Americas	17,088	15,400

Europe
Germany	4,186	3,516
France	2,788	2,449
Spain	2,281	2,023
Poland	1,872	1,633
Italy	1,470	1,422
Turkey	1,277	1,273
United Kingdom	909	716
Belgium	765	683
Czech Republic	941	822
Romania	396	396
Netherlands	495	463
Russia	879	876
Others	2,693	2,625
Total Europe	20,952	18,897

Asia & Africa
South Africa	1,868	1,569
China	835	560
India	321	187
Others	4,117	3,336
Total Asia & Africa	7,141	5,652

Total	45,181	39,949

The table below presents sales to external customers by product type. In addition to steel produced by the Company, amounts include material purchased for additional transformation and sold through distribution services. Others include mainly non-steel sales and services.

Product segmentation

Sales (by products)

	Six months ended June 30,
	2012	2013
Flat products	24,937	22,191
Long products	10,864	9,856
Tubular products	1,398	1,117
Mining products	959	637
Others	7,023	6,148
Total	45,181	39,949

NOTE 13 – COMMITMENTS

The Company’s commitments consist of the following:

	December 31,	June 30,
	2012	2013
Purchase commitments	17,566	15,699
Guarantees, pledges and other collateral	3,700	4,117
Non-cancellable operating leases	2,269	2,182
Capital commitments	1,010	874
Other commitments	3,022	3,411
Total	27,567	26,283

Purchase commitments

Purchase commitments consist primarily of major agreements for procuring iron ore, coking coal, coke and hot metal as well as firm commitments to acquire property, plant and equipment. The Company also has a number of agreements for electricity, industrial gas, as well as freight contracts.

Purchase commitments include commitments given to associates for 683 and 660 as of December 31, 2012 and June 30, 2013, respectively. There were no purchase commitments relating to joint ventures.

Guarantees, pledges and other collateral

Guarantees are mainly related to letters of credit, sureties, first demand guarantees and documentary guarantees used in the normal course of business to guarantee performance obligations. They also include 18 and 20 of guarantees in relation to debt of non-consolidated entities as of December 31, 2012 and June 30, 2013, respectively. Pledges and other collateral mainly relate to mortgages entered into by the Company’s Operating Subsidiaries.

Guarantees, pledges and other collateral include commitments given to associates for 19 and 33 as of December 31, 2012 and June 30, 2013. Additionally, as of June 30, 2013 and December 31,2012, guarantees given to third parties on behalf of joint ventures amounted to 216.

Capital commitments

Capital commitments mainly relate to commitments associated with purchase of subsidiaries.

Non-cancellable operating leases

Non-cancellable leases mainly relate to commitments for the long-term use of assets belonging to a third party.

Other commitments

Other commitments comprise credit lines confirmed to customers but not drawn and commitments relating to grants.

NOTE 14 – CONTINGENCIES

ArcelorMittal may be involved in litigation, arbitration or other legal proceedings. Provisions related to legal and arbitral proceedings are recorded in accordance with the principles described in note 2 to consolidated financial statements for the year ended December 31, 2012.

Most of these claims involve highly complex issues, actual damages and other matters. Often these issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. Consequently, for a large number of these claims, the Company is unable to make a reasonable estimate of the expected financial effect that will result from ultimate resolution of the proceeding. In those cases, the Company has disclosed information with respect to the nature of the contingency. The Company has not accrued a reserve for the potential outcome of these cases.

In the cases in which quantifiable fines and penalties have been assessed, the Company has indicated the amount of such fine or penalty or the amount of provision accrued that is the estimate of the probable loss.

In a limited number of ongoing cases, the Company is able to make a reasonable estimate of the expected loss or range of possible loss and has accrued a provision for such loss, but believe that publication of this information on a case-by-case basis would seriously prejudice the Company’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, the Company has disclosed information with respect to the nature of the contingency, but has not disclosed the estimate of the range of potential loss.

These assessments can involve a series of complex judgments about future events and can rely heavily on estimates and assumptions. These assessments are based on estimates and assumptions that have been deemed reasonable by management. The Company believes that the aggregate provisions recorded for the above matters are adequate based upon currently available information. However, given the inherent uncertainties related to these cases and in estimating contingent liabilities, the Company could, in the future, incur judgments that could have a material adverse effect on its results of operations in any particular period. The Company considers it highly unlikely, however, that any such judgments could have a material adverse effect on its liquidity or financial condition.

Tax Claims

Brazil

On December 9, 2010, ArcelorMittal Tubarão Comercial S.A. (“ArcelorMittal Tubarão”), the renamed successor of Companhia Siderurgica de Tubarão (“CST”) following CST’s spin-off of most of its assets to ArcelorMittal Brasil in 2008, received a tax assessment from the Brazilian Federal Revenue Service relating to sales made by CST to Madeira Island, Portugal and the Cayman Islands. The tax assessment does not specify an amount. The tax authorities require that the profits of CST’s Madeira and Cayman Island subsidiaries be added to CST’s 2005 tax basis, and also that CST’s post-2005 tax basis be recalculated. Although CST did not pay taxes in 2005 due to tax losses, the recalculations required by the tax authorities could result in tax being payable by ArcelorMittal Tubarão. The case is in the first administrative instance and the Company presented its defense in January 2011. On March 23, 2011, ArcelorMittal Tubarão received a further tax assessment for 2006 and 2007 in the amount of 300, including amounts related to the first tax assessment regarding the profits of CST’s Madeira and Cayman Island subsidiaries. ArcelorMittal Tubarão filed its defense in April 2011. The first administrative instance issued decisions confirming the amount of the tax assessments and ArcelorMittal Tubarão Comercial S.A. filed appeals in April 2012.

The Brazilian social security administration has claimed against ArcelorMittal Brasil amounts for social security contributions not paid by outside civil construction service contractors for the 2001-2007 period. The amount claimed is 52. In February 2012, the first administrative instance issued a decision cancelling the tax assessment, which was confirmed by the administrative court in March 2013.

France

Following audits for 2006, 2007 and 2008 of ArcelorMittal France and other French ArcelorMittal entities, URSSAF, the French body responsible for collecting social contributions, commenced formal proceedings for these years alleging that the French ArcelorMittal entities owe €65 million in social contributions on various payments, the most significant of which relate to profit sharing schemes, professional fees and stock options. Proceedings were commenced in relation to the 2006 claims in December 2009. Proceedings were commenced in relation to the 2007 and 2008 claims in February and March 2010, respectively. In three decisions dated December 10, 2012, the arbitration committee hearing the matter found that social contributions in an amount of €15.3 million, €9.9 million and €4.7 million are due in respect of the profit-sharing schemes, stock options and professional fees, respectively. These amounts cover the audits for 2006, 2007 and 2008. These decisions are subject to appeal. In March 2013, the Company filed appeals against the decisions relating to the profit-sharing schemes and stock options.

Following audits for 2009, 2010 and 2011 of ArcelorMittal France and other French ArcelorMittal entities, URSSAF commenced formal proceedings in December 2012 for these years alleging that these entities owe €142 million in social contributions (including interest and late fees relating thereto) on various payments, the most significant of which relate to voluntary separation schemes, profit sharing schemes, professional fees and stock options. In its decision dated April 24, 2013, the arbitration committee reduced the amount claimed by €27 million. The dispute is now proceeding to the judicial phase before the Tribunal des Affaires de Sécurité Sociale.

Ukraine

In September 2012, the Ukrainian tax authorities conducted an audit of ArcelorMittal Kryvih Rih, resulting in a tax claim of approximately 187. The claim relates to cancellation of VAT refunds, cancellation of deductible expenses and queries on transfer pricing calculations. On January 2, 2013, ArcelorMittal Kryvih Rih filed a lawsuit with the District Administrative Court to challenge the findings of this tax audit. A hearing date has not yet been set for this matter. On April 9, 2013, the District Administrative Court rejected the claim by the Ukrainian tax authorities in an amount of 187 and retained only a tax liability of approximately $0.2 million against ArcelorMittal Kryviy Rih. Both parties have filed appeals.

Competition/Antitrust Claims

South Africa

On September 1, 2009, the South African Competition Commission referred a complaint against four producers of long carbon steel in South Africa, including ArcelorMittal South Africa, and the South African Iron and Steel Institute to the Competition Tribunal. The complaint referral followed an investigation into alleged collusion among the producers initiated in April 2008, on-site inspections conducted at the premises of some of the producers and a leniency application by Scaw South Africa, one of the producers under investigation. The Competition Commission recommended that the Competition Tribunal impose an administrative penalty against ArcelorMittal South Africa, Cape Gate and Cape Town Iron Steel Works in the amount of 10% of their annual revenues in South Africa and exports from South Africa for 2008. ArcelorMittal filed an application to access the file of the Competition Commission that was rejected. ArcelorMittal appealed the decision to reject the application, and applied for a review of that decision and a suspension of the obligation to respond to the referral on the substance pending final outcome on the application for access to the documents. The appeal was upheld by the Competition Appeals Court (CAC) and the matter was referred back to the Competition Tribunal for a determination of confidentiality and scope of access to the documents. The Competition Commission appealed the decision of the CAC and on May 31, 2013, the Supreme Court of Appeal dismissed the appeal of the Competition Commission and confirmed the decision of the CAC. On July 7, 2011, ArcelorMittal filed an application before the Competition Tribunal to set aside the complaint referral based on procedural irregularities. It is too early for ArcelorMittal to assess the potential outcome of the procedure, including the financial impact.

Other Legal Claims

United States

In July 2004, the Illinois Environmental Protection Agency (the “IEPA”) notified Indiana Harbor East that it had identified that facility as a potentially responsible party in connection with alleged contamination relating to Hillside Mining Co. (“Hillside”), a company that Indiana Harbor East acquired in 1943, operated until the late 1940s and whose assets it sold in the early 1950s, in conjunction with the corporate dissolution of that company. ArcelorMittal was not ultimately required to enter into a consent decree to clean up portions of the former mining site. In 2012, two of the parties that did execute a consent decree sued other potentially responsible parties, including ArcelorMittal USA, to recover current and future investigation, clean-up and agency response costs.  The defendants agreed to mediation and five of the six defendants (including ArcelorMittal USA) settled with the plaintiffs for liability for all investigation and remediation costs covered by the consent decree. On June 29, 2013, the Court entered an order barring the non-settling defendant and other parties to the consent order from seeking any additional costs from the settling defendants.

Argentina

Over the course of 2007 to 2012, the Customs Office Authority of Argentina (Aduana) notified the Company of certain inquiries that it is conducting with respect to prices declared by the Company’s Argentinean subsidiary, Acindar Industria Argentina de Aceros S.A. (“Acindar”). The Customs Office Authority is seeking to determine whether Acindar incorrectly declared prices for iron ore imports from several different Brazilian suppliers on 28 different shipments made from 2002 to 2008. The aggregate amount claimed by the Customs Office Authority in respect of all of the shipments is approximately 79. The investigations are subject to the administrative procedures of the Customs Office Authority and are at different procedural stages depending on the filing date of the investigation. In February 2013, in 10 cases, the administrative branch of the Customs Office Authority ruled against Acindar.  These decisions have been appealed to the National Fiscal Court.

Brazil

Companhia Vale do Rio Doce (“Vale”) has commenced arbitration proceedings against ArcelorMittal España in Brazil, claiming damages arising from allegedly defective rails supplied by ArcelorMittal España to Vale for the Carajas railway in Brazil, which Vale alleges caused a derailment on the railway line. Vale quantifies its claim as 64. Initial submissions were filed by the parties on November 26, 2009 and rebuttals were filed on January 29, 2010. The expert’s report was issued on November 7, 2011. In December 2012, the parties agreed to settle the matter, and the settlement documentation was executed on May 14, 2013.  The case is now terminated.

Italy

In January 2010, ArcelorMittal received notice of a claim filed by Finmasi S.p.A. relating to a memorandum of agreement (“MoA”) entered into between ArcelorMittal Distribution Services France (“AMDS”) and Finmasi in 2008.  The MoA provided that AMDS would acquire certain of Finmasi’s businesses for an amount not to exceed €93 million, subject to certain conditions precedent, which, in AMDS’s view, were not fulfilled.  Finmasi sued for (i) enforcement of the MoU, (ii) damages of €14 million to €23.7 million or (iii) recovery costs plus quantum damages for Finmasi’s alleged lost opportunity to sell to another buyer.  In September 2011, the court rejected Finmasi’s claims other than its second claim. The Court appointed an expert to determine the quantum of damages. ArcelorMittal has appealed the decision on the merits and such appeal is pending.  In May 2013, the expert’s report was issued and valued the quantum of damages in the range of €37.5 million to €59.5 million.

Luxembourg

In June 2012, the Company received writs of summons in respect of claims made by 59 former employees of ArcelorMittal Luxembourg. The claimants allege that they are owed compensation based on the complementary pension scheme that went into effect in Luxembourg in January 2000. The aggregate amount claimed by such former employees (knowing that other former employees may be similarly concerned) is approximately 78. In April 2013, the Esch-sur-Alzette labor court rejected two of these claims. The plaintiffs are appealing the decisions. The other outstanding claims based on similar grounds remain in the hearing stage.

Senegal

In 2007, ArcelorMittal Holdings AG entered into an agreement with the State of Senegal relating to an integrated iron ore mining and related infrastructure project. The Company announced at the time that implementation of the project would entail an aggregate investment of 2.2 billion. Project implementation did not follow the originally anticipated schedule after initial phase studies and related investments.

The Company engaged in discussions with the State of Senegal about the project over a long period. In early 2011, the parties engaged in a conciliation procedure, as provided for under their agreement, in an attempt to reach a mutually acceptable outcome. Following the unsuccessful completion of this procedure, in May 2011 the State of Senegal commenced an arbitration before the Court of Arbitration of the International Chamber of Commerce, claiming breach of contract and provisionally estimating damages of 750. Hearings took place in September 2012 and a decision on the merits (but not as to damages) is expected during the second half of 2013. Briefings and hearings as to damages could follow depending on the decision.

South Africa

ArcelorMittal South Africa (“AMSA”) received notice from Sishen Iron Ore Company (Proprietary) Limited (“SIOC”) on February 5, 2010, asserting that with effect from March 1, 2010, it would no longer supply iron ore to AMSA on a cost plus 3% basis as provided for in the supply agreement entered into between the parties in 2001, on the grounds that AMSA had lost its 21.4% share in the mineral rights at the Sishen mine and that this was a prerequisite for the supply agreement terms. AMSA rejected this assertion and stated its firm opinion that SIOC is obligated to continue to supply iron ore to AMSA at cost plus 3%. The parties commenced an arbitration process in 2010 to resolve this dispute. Proceedings were suspended in light of the legal action summarized in the second paragraph below and remain suspended pending its completion.  The Company is not currently able to assess the risk of loss.

On July 22, 2010, AMSA announced that an interim arrangement had been reached with SIOC on pricing for the supply of iron ore to AMSA’s production facilities in South Africa during an interim period effective from March 1, 2010 until July 31, 2011. AMSA and SIOC agreed on a fixed price of 50 per metric tonne of iron ore for lump material for delivery to the Saldanha plant, and 70 per metric tonne for both lump and iron ore fine material delivered to AMSA’s inland plants. The parties further agreed that AMSA would continue to purchase annual quantities of 6.25 million metric tonnes of iron ore, that there would be no escalation in the prices agreed for the duration of the interim period, and that any iron ore in addition to the maximum monthly amount would be purchased by AMSA at the then-prevailing spot prices calculated on an export parity price basis. AMSA initially imposed a surcharge on its domestic sales to compensate for some of the iron ore cost increase. However, in view of the interim agreement, AMSA, with effect from August 1, 2010, charged a single all-in price reflecting the higher cost of iron ore, rather than the separate surcharge. On May 16, 2011, an addendum to the interim agreement was executed extending it until July 31, 2012. On August 23, 2012, AMSA announced the entry into an agreement (the “2012 Pricing Agreement”) with SIOC whereby SIOC would sell to AMSA a maximum amount of 1.5 million tonnes of iron ore from the Sishen mine until December 31, 2012, on materially the same terms and conditions as applied under the extended interim pricing agreement entered into in 2010 and as extended in May 2011 (the “2010 and 2011 Interim Pricing Agreement”). This supply for the remainder of 2012 was agreed to be in full and final settlement of any claimed entitlement by AMSA to shortfall tonnage incurred during the pendency of the 2010 and 2011 Interim Pricing Agreement.  On December 13, 2012, AMSA announced that it had reached an agreement (the “2013 Pricing Agreement”) with SIOC pursuant to which SIOC will sell iron ore from the Sishen mine to AMSA with effect from January 1, 2013. Under the 2013 Pricing Agreement, SIOC will supply a maximum annual volume of 4.8 million tonnes of iron ore to AMSA at a weighted average price of 65 per tonne. The other terms and conditions will be materially the same as those which were contained in the 2012 Pricing Agreement. The 2013 Pricing Agreement will apply until the earlier of December 31, 2013 or the conclusion of the arbitration between the parties regarding the status of the 2001 Sishen supply agreement. The 2010 and 2011 Interim Pricing Agreement, the 2012 Pricing Agreement and the 2013 Pricing Agreement have no bearing on the arbitration process currently underway or AMSA’s conviction that the 2001 Sishen supply agreement remains legally valid and binding on the parties.

AMSA announced on August 10, 2010 that it had entered into an agreement, subject to certain conditions, to acquire ICT, a company that in May 2010 had acquired the right to prospect for iron ore in a 21.4% share in the Sishen mine. The acquisition agreement lapsed in 2011. SIOC brought legal action against the South African government and ICT to challenge the grant of the prospecting right to ICT and, on February 4, 2011, served on AMSA an application to join AMSA in this action. ICT also made an application to the government for a mining right in respect of the 21.4% share in the Sishen Mine, which SIOC challenged. AMSA applied to be joined as applicant in these proceedings and on June 6, 2011, the Court ordered AMSA’s joinder. AMSA argued in the proceedings that SIOC holds 100% of the rights in the Sishen mine. On December 15, 2011, the Court ruled that SIOC holds 100% of the rights in the Sishen mine and set aside the grant of the prospecting right to ICT. Both ICT and the South African government filed applications for leave to appeal this judgment on February 3, 2012. Leave to appeal was granted on May 11, 2012 and a hearing date for the appeal was set for February 19, 2013. The appeal by ICT and the South African government was rejected by a judgment of the Supreme Court of Appeal dated March 28, 2013.  ICT and the South African government have applied for leave to appeal to the Constitutional Court, which the Constitutional Court has agreed to hear on September 3, 2013.  At the same time, the Constitutional Court will also address the merits of the appeal.

Minority Shareholder Claims Regarding the Exchange Ratio in the Second-Step Merger of ArcelorMittal into Arcelor

ArcelorMittal is the company that results from the acquisition of Arcelor by Mittal Steel N.V. in 2006 and a subsequent two-step merger between Mittal Steel and ArcelorMittal and then ArcelorMittal and Arcelor.  Following completion of this merger process, several former minority shareholders of Arcelor or their representatives brought legal proceedings regarding the exchange ratio applied in the second-step merger between ArcelorMittal and Arcelor and the merger process as a whole.

ArcelorMittal believes that the allegations made and claims brought by such minority shareholders are without merit and risk of loss is therefore remote and that the exchange ratio and process complied with the requirements of applicable law, were consistent with previous guidance on the principles that would be used to determine the exchange ratio in the second-step merger and that the merger exchange ratio was relevant and reasonable to shareholders of both merged entities.

The following summarizes the current status of proceedings brought by minority shareholders in this regard that remain pending:

In June and July 2007, two hedge funds that were shareholders of Arcelor wrote to the Netherlands Authority for the Financial Markets (the Stichting Autoriteit Financiële Markten, or the “AFM”), the Dutch securities regulator, requesting it to take various measures against Mittal Steel relating in particular to disclosure regarding the proposed exchange ratio. On August 17, 2007 the AFM rejected the claimants’ demands.  On September 20, 2007, the claimants filed formal objections with the AFM against the decision of August 17, 2007. On February 4, 2008, the AFM confirmed its decision of August 17, 2007. On March 13, 2008, the claimants lodged an appeal against the AFM’s decision with the Rotterdam Administrative Court. By judgment dated December 10, 2008, the Court nullified the AFM’s decision of February 4, 2008, on the grounds that the AFM’s limited investigation was an insufficient basis for its decision, and requiring it to conduct a further investigation and issue a new decision. On appeal from ArcelorMittal and the AFM, a specialized Court of Appeals for administrative matters involving the corporate sector (CBB) in The Hague on June 7, 2012 nullified the judgment of the Rotterdam Administrative Court of December 10, 2008

and declared the original appeal to the Rotterdam Administrative Court of one of the claimants to be inadmissible and dismissed the other claimant's demands. This judgment is not open to further appeal.

On January 8, 2008, ArcelorMittal received a writ of summons on behalf of four hedge fund shareholders of Arcelor to appear before the civil court of Luxembourg. The summons was also served on all natural persons sitting on the Board of Directors of ArcelorMittal at the time of the merger and on the Significant Shareholder. The plaintiffs alleged in particular that, based on Mittal Steel’s and Arcelor’s disclosure and public statements, investors had a legitimate expectation that the exchange ratio in the second-step merger would be the same as that of the secondary exchange offer component of Mittal Steel’s June 2006 tender offer for Arcelor (i.e., 11 Mittal Steel shares for seven Arcelor shares), and that the second-step merger did not comply with certain provisions of Luxembourg company law.  They claimed, inter alia, the cancellation of certain resolutions (of the Board of Directors and of the Shareholders meeting) in connection with the merger, the grant of additional shares or damages in an amount of €180 million. By judgment dated November 30, 2011, the Luxembourg civil court declared all of the plaintiffs’ claims inadmissible and dismissed them. This judgment was appealed in mid-May 2012. The appeal proceedings are pending.

On May 15, 2012, ArcelorMittal received a writ of summons on behalf of Association Actionnaires d'Arcelor (AAA), a French association of former minority shareholders of Arcelor, to appear before the civil court of Paris. On grounds comparable to those alleged by the plaintiffs in the Luxembourg proceedings described above, AAA claims inter alia damages in an amount of €60,049 and reserves the right to seek additional remedies including the cancellation of the merger. The proceedings before the civil court of Paris are stayed, pursuant to a ruling of such court on July 4, 2013, pending a preparatory investigation (instruction préparatoire) by a criminal judge magistrate (juge d’instruction) triggered by the complaints (plainte avec constitution de partie civile) of AAA and several hedge funds, including those who filed the claims before the Dutch and Luxembourg courts described above.

NOTE 15 – SUBSEQUENT EVENTS

On July 16, 2013, ArcelorMittal and ArcelorMittal USA LLC (“AM USA”) announced the expiration and final results of the tender offer to purchase for cash any and all of AM USA’s 500 6.500% notes due April 15, 2014, the launch of which was previously announced on June 17, 2013. On July 1, 2013, following the closing of the early tender offer, the final aggregate principal amount of existing bonds tendered was 311 representing approximately 62.14% of the outstanding notes. ArcelorMittal and AM USA made a payment for a total aggregate purchase price of 327 (including accrued interest and excluding related fees). Between the early tender time and the expiration time, ArcelorMittal and AM USA received tenders in respect of 1 aggregate principal amount of notes, all of which have been accepted for purchase. The total cash payment to purchase such notes  including accrued interest was 1. The final aggregate principal amount of the existing bonds that remained outstanding after the tender is 188.

NOTE 16 – CHANGE IN ACCOUNTING POLICIES

On January 1, 2013, the Company adopted IFRS 10 “Consolidated Financial Statements”, IFRS 11 “Joint Arrangements”, IFRS 12 “Disclosure of Interests in Other Entities”, IFRIC 20 “Stripping Costs in the Production Phase of a Surface Mine”, the amendments to IAS 19 “Employee Benefits” (“IAS19R”), to IAS 27 “Separate Financial Statements” , to IAS 28 “Investments in Associates”, to IFRS 7“Financial Instruments: Disclosures” and to IAS 1 “Presentation of Financial Statements”. It adopted also various minor amendments of five standards in the framework of Annual Improvements.

Accordingly, the Company has applied retrospectively all standards, interpretations and amendments of standards for all periods presented. The Company did not identify any material impact with respect to the adoption of IFRS 10, IFRIC 20 and the amendments to IAS 27, IAS 28 and IFRS 7. It adopted the new accounting policy for joint arrangements in accordance with the transition provisions of IFRS 11. In accordance with this new standard, investments in joint arrangements are classified either as joint operations when the investor has rights to the assets and obligations for the liabilities relating to the joint arrangement or joint ventures when the investor has rights to the net assets of the joint arrangement, depending on the contractual rights and obligations of each investor rather than the legal structure of the joint arrangement. ArcelorMittal has assessed the nature of its joint arrangements and determined that Peña Colorada (Mexico, Mining), Double G and I/N Tek (USA, Flat Carbon Americas) and a galvanizing coating line in Canada (Flat Carbon Americas) are joint operations. The Company, which previously accounted for these investments under the equity method, has recognized in relation to its interest in the joint operation its assets including its share of any assets held jointly, its liabilities including its share of any liabilities held jointly, its share of revenue from the sale of the output by the joint operation, and its expenses, including its share of any expenses incurred jointly.

Following the adoption of the amendments to IAS 19, the liability for defined benefit plans has been adjusted to the present value of the defined benefit obligation deducting the fair value of the plan assets and all previously unrecognized actuarial gains and losses have been recognized net of tax in other comprehensive income. Actuarial gains and losses are no longer amortized over time through the statements of operations following the former “corridor approach” but are recognized in other comprehensive income. In addition, the discount rate of the defined benefit obligation and the return on plan assets are replaced by one single net interest cost on the net liability.

Also, as a result of the amendments to IAS 1, items of Other Comprehensive Income are now required to be grouped on the basis of whether or not they are potentially recyclable to profit or loss subsequently and presented accordingly.

As a result of the adoption of IFRS 11 and the amendments of IAS 19, the effects of the change in accounting policies on the condensed consolidated statements of financial position at December 31, 2012, the condensed consolidated statements of operations, the condensed consolidated statements of changes in net equity and the condensed consolidated statements of cash flows for the six months ended June 30, 2012 are summarized below. There was no impact in the condensed consolidated statement of other comprehensive income.

Transition from Condensed Consolidated Statements of Financial Position as reported to recast Condensed Consolidated Statements of Financial Position

	December 31, 2012
	as reported	IAS19R	IFRS 11	recast
ASSETS
Current assets:
Cash and cash equivalents	4,398	-	4	4,402
Restricted cash	138	-	-	138
Trade accounts receivable and other	5,085	-	-	5,085
Inventories	19,025	(44)	22	19,003
Prepaid expenses and other current assets	3,148	-	6	3,154
Total current assets	31,794	(44)	32	31,782

Non-current assets:
Goodwill and intangible assets	9,581	-	-	9,581
Biological assets	174	-	-	174
Property, plant and equipment	53,660	-	155	53,815
Investments in associates and joint ventures	7,286	(31)	(74)	7,181
Other investments	1,020	-	-	1,020
Deferred tax assets	8,130	91	-	8,221
Other assets	2,928	(704)	-	2,224
Total non-current assets	82,779	(644)	81	82,216
Total assets	114,573	(688)	113	113,998

	December 31, 2012
	as reported	IAS19R	IFRS 11	recast
LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt	4,339	-	9	4,348
Trade accounts payable and other	11,418	-	(11)	11,407
Short-term provisions	1,192	-	2	1,194
Accrued expenses and other liabilities	6,709	-	19	6,728
Income tax liabilities	160	-	-	160
Total current liabilities	23,818	-	19	23,837

Non-current liabilities:
Long-term debt, net of current portion	21,965	-	-	21,965
Deferred tax liabilities	3,228	(276)	6	2,958
Deferred employee benefits	7,223	4,378	27	11,628
Long-term provisions	1,862	-	2	1,864
Other long-term obligations	1,280	-	-	1,280
Total non-current liabilities	35,558	4,102	35	39,695
Total liabilities	59,376	4,102	54	63,532

Equity :
Equity attributable to the equity holders of the parent	51,723	(4,766)	59	47,016
Non-controlling interests	3,474	(24)	-	3,450
Total equity	55,197	(4,790)	59	50,466
Total liabilities and equity	114,573	(688)	113	113,998

Transition of Condensed Consolidated Statements of Operations as reported to recast Condensed Consolidated Statements of Operations

	Six months ended June 30, 2012
	as reported	IAS 19R	IFRS 11	recast
Sales	45,181	-	-	45,181
Cost of sales	41,767	(228)	(12)	41,527
Gross margin	3,414	228	12	3,654
Selling, general and administrative expenses	1,650	(11)	4	1,643
Operating income	1,764	239	8	2,011
Income from investments, associates and joint ventures	107	-	(4)	103
Financing costs - net	(1,311)	(90)	-	(1,401)
Income before taxes	560	149	4	713
Income tax benefit	409	(11)	(4)	394
Net income (including non-controlling interests)	969	138	-	1,107

Net income attributable to:
Equity holders of the parent	970	138	-	1,108
Non-controlling interests	(1)	-	-	(1)
Net income (including non-controlling interests)	969	138	-	1,107

Earnings per common share (in U.S. dollars)
Basic	0.63	0.09	-	0.72
Diluted	0.57	0.09	-	0.66

Weighted average common shares oustanding (in millions)
Basic	1,549	-	-	1,549
Diluted	1,611	-	-	1,611

Transition from Condensed Consolidated Statements of Changes in Equity as reported to recast Condensed Consolidated Statements of Statements of Changes in Equity

						Reserves
						Items that can be recycled to the condensed consolidated statements of operations			Items that cannot be recycled to the condensed consolidated statements of operations
	Share capital	Treasury shares	Other equity instruments	Additional paid-in capital	Retained earnings	Foreign currency translation adjustments	Unrealized gains (losses) on derivative financial instruments	Unrealized gains (losses) on available-for-sale securities	Recognized actuarial losses	Equity attributable to the equity holders of the parent	Non-controlling interests	Total equity

Balance at June 30, 2012 as reported	9,403	(414)	-	19,072	30,322	(3,531)	12	(304)	-	54,560	3,723	58,283
Adjustments following IFRS 11	-	-	-	-	59	-	-	-	-	59	-	59
Adjustments following IAS 19R	-	-	-	-	258	-	-	-	(4,127)	(3,869)	(25)	(3,894)
Recast balance at June 30, 2012	9,403	(414)	-	19,072	30,639	(3,531)	12	(304)	(4,127)	50,750	3,698	54,448

Transition from Condensed Consolidated Statements of Cash Flows as reported to recast Condensed Consolidated Statements of Cash Flows

	Six months ended June 30, 2012
	as reported	IAS 19R	IFRS 11	recast
Operating activities:
Net income (including non-controlling interests)	969	138	-	1,107

Adjustments to reconcile net income to net cash provided by operations and payments:
Depreciation and impairment	2,360	-	9	2,369
Undistributed profits of associates	(98)	-	21	(77)
Net realizable value and onerous supply contract	(200)	-	(3)	(203)
Recycling of deferred gain on raw material hedges	(426)	-	-	(426)
Net gain on disposal of subsidiary	(339)	-	-	(339)
Curtailment of long term employee benefits	(241)	(44)	-	(285)
Unrealized foreign exchange effects, provisions and other non-cash operating expenses (net)	(262)	(94)	(3)	(359)
Changes in operating assets and liabilities, net of effects from acquisitions:
Trade accounts receivable	(743)	-	-	(743)
Inventories	2,006	-	7	2,013
Trade accounts payable	(168)	-	(9)	(177)
VAT and other amounts from public authorities	302	-	-	302
Other working capital and provision movements	(404)	-	2	(402)
Net cash provided by operating activities	2,756	-	24	2,780

Investing activities:
Purchase of property, plant and equipment and intangibles	(2,351)	-	(20)	(2,371)
Other investing activities (net)	594	-	(18)	576
Net cash used in investing activities	(1,757)	-	(38)	(1,795)

Financing activities:
Proceeds from short-term and long-term debt	5,067	-	15	5,082
Payments of short-term and long-term debt	(4,765)	-	-	(4,765)
Dividends paid	(588)	-	-	(588)
Acquisition of non-controlling interests	(10)	-	-	(10)
Other financing activities (net)	(59)	-	1	(58)
Net cash used in financing activities	(355)	-	16	(339)

Net increase in cash and cash equivalents	644	-	2	646
Effect of exchange rate changes on cash	(79)	-	-	(79)

Cash and cash equivalents:
At the beginning of the period	3,821	-	3	3,824
At the end of the period	4,386	-	5	4,391

NOTE 17: FINANCIAL INFORMATION FOR ISSUER, GUARANTOR SUBSIDIARIES AND NON-GUARANTOR SUBSIDIARIES

On April 14, 2004 ArcelorMittal USA issued senior, unsecured debt securities due 2014. The bonds are fully and unconditionally guaranteed on a joint and several basis by certain wholly-owned subsidiaries of ArcelorMittal USA which are 100% indirectly owned by the parent company and, as of March 9, 2007, by ArcelorMittal. The Company believes there are no significant restrictions on the ability of the parent company or any guarantor to obtain funds from its subsidiaries by dividend or loan.

The following condensed consolidating financial statements present, in separate columns, financial information for the following: ArcelorMittal (on a parent only basis) with its investment in subsidiaries recorded under the equity method, the Subsidiary Issuer (ArcelorMittal USA), Guarantor Subsidiaries of the parent, and the Non-guarantors of the parent on a combined basis. Additional columns present consolidating adjustments and consolidated totals as of December 31, 2012 and June 30, 2013 and for the six months ended June 30, 2012 and 2013.

Condensed Consolidated Statements of Financial Position as of December 31, 2012

	Parent Company	Issuer	Guarantors	Non-guarantors	Consolidating Adjustments	ArcelorMittal - Consolidated
ASSETS
Current assets:
Cash and cash equivalents	33	-	6	4,363	-	4,402
Restricted cash	53	-	-	85	-	138
Trade accounts receivable and other	-	43	43	5,019	(20)	5,085
Inventories	-	861	1,808	16,342	(8)	19,003
Prepaid expenses and other current assets	1,497	574	40	6,570	(5,527)	3,154
Total current assets	1,583	1,478	1,897	32,379	(5,555)	31,782

Property, plant and equipment	23	1,462	3,341	49,163	-	53,989
Investments in subsidiaries, associates and joint ventures and intercompany long-term receivable	62,332	4,473	2,480	7,331	(69,435)	7,181
Other assets	11,980	1,770	12	18,468	(11,184)	21,046
Total assets	75,918	9,183	7,730	107,341	(86,174)	113,998

LIABILITIES AND EQUITY
Current liabilities:
Short -term debt and current portion of long-term debt	8,384	87	31	1,267	(5,421)	4,348
Trade accounts payable and other	-	383	676	10,356	(8)	11,407
Accrued expenses and other liabilities	634	352	184	7,420	(508)	8,082
Total current liabilities	9,018	822	891	19,043	(5,937)	23,837

Long-term debt, net of current portion	19,422	684	2,102	13,050	(13,293)	21,965
Deferred employee benefits	32	5,613	4	5,979	-	11,628
Other long-term obligations	430	227	19	5,399	27	6,102
Total liabilities	28,902	7,346	3,016	43,471	(19,203)	63,532

Equity attributable to the equity holders of the parent	47,016	1,837	4,714	62,891	(69,442)	47,016
Non-controlling interests	-	-	-	979	2,471	3,450
Total liabilities and equity	75,918	9,183	7,730	107,341	(86,174)	113,998

Condensed consolidating statements of operations for the six months ended June 30, 2012

	Parent Company	Issuer	Guarantors	Non-guarantors	Consolidating Adjustments	ArcelorMittal - Consolidated

Sales	-	2,614	5,582	38,603	(1,618)	45,181
Cost of sales (including depreciation and impairment)	3	2,376	5,192	35,574	(1,618)	41,527
Selling, general and administrative	9	158	15	1,461	-	1,643
Operating income (loss)	(12)	80	375	1,568	-	2,011
Income from investments in associates and joint ventures	1,347	343	-	(97)	(1,490)	103
Financing costs-net	(310)	(83)	(59)	(599)	(350)	(1,401)
Income (loss) before taxes	1,025	340	316	872	(1,840)	713
Income tax benefit (expense)	83	(4)	-	315	-	394
Net income (loss) (including non-controlling interests)	1,108	336	316	1,187	(1,840)	1,107
Net income (loss) attributable to:
Equity holders of the parent	1,108	336	316	1,188	(1,840)	1,108
Non-controlling interests	-	-	-	(1)	-	(1)
Net income (loss) (including non-controlling interests)	1,108	336	316	1,187	(1,840)	1,107
Total other comprehensive income (loss)	(2,017)	7	-	(2,024)	2,017	(2,017)
Total comprehensive income (loss)	(909)	343	316	(837)	177	(910)

Condensed consolidating statement of cash flows for the six months ended June 30, 2012

	Parent Company	Issuer	Guarantors	Non-guarantors	Consolidating Adjustments	ArcelorMittal - Consolidated
Net cash (used in) provided by operating activities	(1,215)	784	121	3,090	-	2,780

Investing activities:
Purchases of property, plant and equipment and intangibles	(1)	(31)	(126)	(2,213)	-	(2,371)
Investment in associates and joint ventures accounted for under equity method	(620)	-	-	-	620	-
Other investing activities (net)	-	(674)	12	618	620	576
Net cash used in investing activities	(621)	(705)	(114)	(1,595)	1,240	(1,795)

Financing activities:
Proceeds from short-term and long-term debt	5,010	-	-	977	(905)	5,082
Payments of short-term and long-term debt	(2,569)	(46)	(8)	(2,427)	285	(4,765)
Dividends paid	(587)	-	-	3	(4)	(588)
Acquisition of non-controlling interests	-	-	-	(10)	-	(10)
Other financing activities (net)	(18)	(33)	(2)	611	(616)	(58)
Net cash provided by (used in) financing activities	1,836	(79)	(10)	(846)	(1,240)	(339)

Net increase (decrease) in cash and cash equivalents	-	-	(3)	649	-	646
Effect of exchange rates changes on cash	-	-	-	(79)	-	(79)

Cash and cash equivalents:
At the beginning of the period	-	-	7	3,817	-	3,824
At the end of the period	-	-	4	4,387	-	4,391

Condensed Consolidated Statements of Financial Position as of June 30, 2013

	Parent Company	Issuer	Guarantors	Non-guarantors	Consolidating Adjustments	ArcelorMittal - Consolidated
ASSETS
Current assets:
Cash and cash equivalents	-	-	8	6,743	-	6,751
Restricted cash	53	-	-	114	-	167
Trade accounts receivable and other	-	69	61	5,762	(26)	5,866
Inventories	-	745	1,681	15,641	-	18,067
Prepaid expenses and other current assets	4,775	724	46	8,009	(9,692)	3,862
Total current assets	4,828	1,538	1,796	36,269	(9,718)	34,713

Property, plant and equipment	28	1,393	3,280	46,879	-	51,580
Investments in subsidiaries, associates and joint ventures and intercompany long-term receivable	60,145	4,178	3,016	7,104	(67,530)	6,913
Other assets	8,549	1,813	12	17,063	(8,010)	19,427
Total assets	73,550	8,922	8,104	107,315	(85,258)	112,633

LIABILITIES AND EQUITY
Current liabilities:
Short -term debt and current portion of long-term debt	6,455	565	36	5,437	(8,353)	4,140
Trade accounts payable and other	-	342	790	11,388	(21)	12,499
Accrued expenses and other liabilities	1,273	358	189	7,767	(1,344)	8,243
Total current liabilities	7,728	1,265	1,015	24,592	(9,718)	24,882

Long-term debt, net of current portion	17,192	168	2,092	9,609	(10,118)	18,943
Deferred employee benefits	32	5,570	3	5,844	-	11,449
Other long-term obligations	336	217	19	5,097	27	5,696
Total liabilities	25,288	7,220	3,129	45,142	(19,809)	60,970
Equity attributable to the equity holders of the parent	48,262	1,702	4,975	60,782	(67,458)	48,263
Non-controlling interests	-	-	-	1,391	2,009	3,400
Total liabilities and equity	73,550	8,922	8,104	107,315	(85,258)	112,633

Condensed consolidating statements of operations for the six months ended June 30, 2013

	Parent Company	Issuer	Guarantors	Non-guarantors	Consolidating Adjustments	ArcelorMittal - Consolidated
Sales	-	2,079	4,881	34,405	(1,416)	39,949
Cost of sales (including depreciation and impairment)	6	2,076	4,771	32,271	(1,416)	37,708
Selling, general and administrative expenses	13	139	7	1,326	-	1,485
Operating income (loss)	(19)	(136)	103	808	-	756
Income (loss) from investments in associates and joint ventures	(175)	66	-	(804)	871	(42)
Financing costs-net	(725)	(61)	(61)	(344)	(443)	(1,634)
Income (loss) before taxes	(919)	(131)	42	(340)	428	(920)
Income tax benefit (expense)	(206)	2	-	8	-	(196)
Net income (loss) (including non-controlling interests)	(1,125)	(129)	42	(332)	428	(1,116)
Net income (loss) attributable to:
Equity holders of parent	(1,125)	(129)	42	(341)	428	(1,125)
Non-controlling interests	-	-	-	9	-	9
Net income (loss) (including non-controlling interests)	(1,125)	(129)	42	(332)	428	(1,116)
Total other comprehensive income (loss)	(1,807)	(6)	-	(1,801)	1,807	(1,807)
Total comprehensive income (loss)	(2,932)	(135)	42	(2,133)	2,235	(2,923)

Condensed consolidating statement of cash flows for the six months ended June 30, 2013

	Parent Company	Issuer	Guarantors	Non-guarantors	Consolidating Adjustments	ArcelorMittal - Consolidated
Net cash (used in) provided by operating activities	(833)	217	55	2,618	-	2,057

Investing activities:
Purchases of property, plant and equipment and intangibles	(3)	(12)	(51)	(1,570)	-	(1,636)
Disposal of subsidiaries	-	-	-	139	-	139
Other investing activities (net)	-	(2)	6	(27)	-	(23)
Net cash used in investing activities	(3)	(14)	(45)	(1,458)	-	(1,520)

Proceeds from short-term and long-term debt	81	-	3	981	(191)	874
Payments of short-term and long-term debt	(3,225)	(203)	(2)	(703)	191	(3,942)
Common stock offering	1,756	-	-	-	-	1,756
Proceeds from mandatorily convertible notes	2,222	-	-	-	-	2,222
Dividends paid	(28)	-	-	(9)	-	(37)
Disposal of non-controlling interests	-	-	-	1,100	-	1,100
Other financing activities (net)	(3)	-	(9)	(64)	-	(76)
Net cash provided by used in financing activities	803	(203)	(8)	1,305	-	1,897

Net increase (decrease) in cash and cash equivalents	(33)	-	2	2,465	-	2,434
Effect of exchange rates changes on cash	-	-	-	(85)	-	(85)

Cash and cash equivalents:
At the beginning of the period	33	-	6	4,363	-	4,402
At the end of the period	-	-	8	6,743	-	6,751